Exhibit 99.1

VIQ Solutions Announces Participation at the 24th Annual Needham Growth Conference, January 10th – 14th, 2022

PHOENIX, ARIZONA, December 15, 2021 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced it will be featured as a presenting company at the 24th Annual Needham Growth Conference. The conference is being held as a virtual conference on January 10-14, 2022.

Susan Sumner, President & COO of VIQ Solutions, is scheduled to present as follows:

Presentation Date:  Thursday, January 13, 2022

Time: 4:15 – 4:55 PM (ET)

Webcast Link:  https://wsw.com/webcast/needham116/vqs/2102980

A live webcast and replay of the presentation will be made available on the Company’s website under the events section at viqsolutions.com/investors/.

VIQ’s management team will also be hosting virtual meetings with institutional investors throughout the conference.

For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard Chief Marketing Officer VIQ Solutions Inc. Phone: (800) 263-9947 Email: marketing@viqsolutions.com	Laura Kiernan High Touch Investor Relations Ph. 1-914-598-7733 Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions Inc.

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.